EXHIBIT 99.1

Articles of Association of TDC A/S

The Articles of Association of TDC A/S is a translation from Danish. In case of any discrepancies between the Danish and the English version of the Articles oof Association the Danish version prevails.

Articles of Association of TDC A/S

Name, Registered office and Objects of the Company

1

(1) The name of the company is TDC A/S (“the Company”).

(2) The Company also conducts business under the secondary name Tele Danmark Communications A/S (TDC A/S).

2

(1) The registered office of the Company is in the Municipality of Copenhagen.

3

(1) The objects of the Company are to conduct business within communications, services, directories, media, investment, financing, advisory services, trade and any other related business, whether in Denmark or abroad, if appropriate in the form of joint ventures with other Danish or foreign-based companies.

The Company’s Capital and Shares

4

(1) The nominal and fully paid-up share capital of the Company amounts to DKK 991,875,885.

(2) The share capital is divided into shares in the denomination of DKK 5 each or multiples thereof.

4a

(1) Until 28 March, 2009, the Company’s Board shall be authorized to increase the share capital by up to DKK 108,229,770. The new shares shall be negotiable instruments and registered in the name of the holder. No limitations of negotiability shall apply. The increase may be effected by cash payment or by payment in values other than cash. Subscription of shares may disregard the pre-emptive right of shareholders.

5

(1) The shares shall be negotiable instruments.

(2) No limitations of the negotiability of the shares shall apply.

(3) The shares shall be registered in the name of the holder and shall be entered in the name of the holder in the Company’s Register of Shareholders.

(4) The Company’s shares are registered with the Danish Securities Centre and any rights attached to the shares shall be registered with the Danish Securities Centre according to the rules laid down to that effect.

General Meetings

6

(1) General Meetings shall be convened by the Board of Directors and shall be held in Greater Copenhagen. The meetings shall be convened by letter sent to any shareholder entered in the Company's Register of Shareholders who has so requested and by a notice inserted in the Danish Official Gazette and in one or more Danish or foreign daily newspapers as directed by the Board of Directors.

(2) The Annual General Meeting shall be held every year not later than April 29 and shall be called by not less than 14 days' nor more than 28 days' notice.

(3) Extraordinary General Meetings, which are held by resolution of the Board of Directors, one of the Auditors or by the Annual General Meeting, shall be called by not less than 8 days' nor more than 28 days' notice.

(4) Whenever, for the consideration of a specified subject, shareholders holding at least one-tenth of the share capital shall so request in writing, an Extraordinary General Meeting shall be convened within fourteen days of receipt of the pertinent request and in other respects in accordance with Sub-articles (1) and (3) above.

7

(1) Any shareholder shall be entitled to propose resolutions for consideration and adoption at the Company's General Meetings. In order to be submitted at the Annual General Meeting any resolutions to be proposed shall be in writing and shall be submitted to the Board of Directors no later than seven weeks before the Annual General Meeting.

8

(1) At least eight days before any General Meeting, the agenda and the complete wording of the resolutions to be proposed at the General Meeting and, in the case of the Annual General Meetings, moreover copies of the audited Annual Report shall be available for the inspection of shareholders at the Company’s offices and, at the same time, be submitted to any shareholder entered in the Register of Shareholders who has so requested.

9

(1) The audited Annual Report shall be submitted at the Annual General Meeting.

(2) The agenda for the Annual General Meeting shall include the following business:

1.The Board of Directors' report on the activities of the Company during the preceding year.

2.The presentation of the Annual Report together with a resolution for its adoption.

3.A resolution to discharge the Executive Committee and the Board of Directors from their obligations in respect of the financial statements.

4.A resolution regarding appropriation of profit or the covering of any loss, as the case may be, according to the Annual Report as adopted.

5.Election of members of the Board of Directors.

6.Election of Auditor.

7.Any proposals from shareholders or the Board of Directors.

10

(1) Any shareholder shall be entitled to attend the General Meeting provided that he has obtained an admission card from the Company’s head office during ordinary office hours at least five days before the date of the General Meeting. Such admission card, which specifies the number of votes held by the shareholder, shall be issued to anyone recorded in the Register of Shareholders as a shareholder, or to a shareholder who gives notice of and produces evidence to the Company of his rights by presenting a transcript of statement of account which must not be older than from the last year-end, from the Danish Securities Centre or a bank (the bank with which the custody account is held) as evidence of his shareholding, declaring at the same time that the shareholder has not disposed of the shares during the period from the date of the transcript of the said statement of account, and will not dispose of the said shares before the General Meeting.

(2) Each share amount of DKK 5 shall entitle the holder to one vote.

(3) A shareholder shall be entitled to issue an instrument of proxy to another person for use at a General Meeting. The instrument of proxy may not be issued for a period of more than 12 months, and the proxy holder shall produce a written and dated instrument of proxy.

11

(1) General Meetings shall be presided over by a chairman elected by the Board of Directors. The Chairman thus elected shall decide all matters relating to proceedings and the voting.

12

(1) All business transacted at a General Meeting shall be subject to adoption by a simple majority of votes; see, however, sections 78 and 79 of the Danish Companies Act.

13

(1) Brief minutes of the proceedings at the General Meeting shall be recorded in a minute book authorized for such purpose by the Board of Directors. The said minute book shall be signed by the Chairman of the Meeting and any members of the Board of Directors present.

The Board of Directors and the Executive Committee

14

(1) The Board of Directors of the Company shall consist of six to eight members. In addition, there shall be the number of members who may be elected in accordance with the rules of the Danish Companies Act concerning employee representation. The Board of Directors shall elect a Chairman and a Vice- Chairman.

(2) The Board of Directors shall be elected by the shareholders at the Annual General Meeting for a term of 12 months. Thus, their term of office shall expire at the end of the Annual General Meeting held 12 months after their election. Retiring members shall be eligible for re-election.

15

(1) The Board of Directors and the Executive Committee shall give general supervision and direction to the affairs of the Company.

(2) All members of the Board of Directors shall have equal voting rights, and all resolutions shall be passed by a simple majority of votes. However, in the event of a tie, the Chairman, or in his absence, the Vice-Chairman, shall have the casting vote. The Board of Directors shall form a quorum when the majority of its members are present. The Chairman of the Board of Directors shall preside over the board meetings in accordance with the rules of procedure laid down by the Board of Directors governing the discharge of its duties. In the absence of the Chairman or in his inability to attend, the Vice-Chairman shall take his seat.

(3) The proceedings at board meetings shall be recorded in a minute book. Such minutes shall be signed by all Directors present.

16

(1) The Board of Directors shall appoint an Executive Committee of two to four members to manage the day-to-day affairs of the Company. The Executive Committee shall ensure that the Company's books are kept in compliance with the pertinent rules laid down by legislation and that asset management is subject to the appropriate control. The terms of service for the Executive Committee shall be determined by the Board of Directors.

(2) The Executive Committee shall be in charge of the day-to-day management of the Company and, in doing so shall comply with the guidelines and directions issued by the Board of Directors. All matters of material importance to the Company, including the determination of operating and capital budgets, dividend policy, material transactions regarding the acquisition or sale of assets, the principles regarding the acquisition or sale of the Company assets in the ordinary area of business and the Company’s incurring of debt obligations, shall be submitted by the Executive Committee to the Board of Directors for approval, unless Board approval can not be obtained without considerable inconveniences to the Company's business.

17

(1) The Board of Directors shall ensure that the Company's activities are managed appropriately and that the functions of bookkeeping and asset management are subject to the appropriate control, with due consideration being paid to the Company's business situation.

18

(1) The Company shall be bound in legal transactions by the joint signatures of any three members of the Board of Directors, one of whom must be the Chairman or the Vice-Chairman of the Board of Directors or by the joint signatures of any two members of the Executive Committee

(2) The Board of Directors may grant powers of procuration.

Financial Statements; Audit

19

(1) The Company’s fiscal year shall run from 1 January to 31 December. The initial accounting reference period shall end on 31 December 1991.

20

(1) The Annual Report shall be prepared in accordance with the legislation in force from time to time concerning the presentation of accounts by companies.

21

(1) The Company’s financial statements shall be audited by an Auditor elected each year at the Annual General Meeting.

(2) The Board of Directors may appoint one or more internal auditors.

Adopted at the Extraordinary General Meeting held on 18 March 1994, at the Annual General Meeting held on 7 April 1994, by Board Resolutions dated 29 August 1995 and 18 March 1997, at the Extraordinary General Meeting held on 19 January 1998 and by Board Resolutions dated 24 April and 19 June 1998, at the Annual General Meeting held on 23 April 1999, at the Extraordinary General Meeting held on 21 May 1999, at the Annual General Meeting held on 13 April 2000, at the Annual General Meeting held on 26 April 2001, at the Annual General Meeting held on 9 April 2003, at the Annual General Meeting held on 29 March 2004, at the Extraordinary General Meeting held on 27 September 2004 and at the Annual General Meeting on 17 March 2005.

Chairman of the Meeting

Mogens Skipper-Pedersen Atttorney-at-Law

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